UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 1, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 1, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for July 2014

Mumbai, August 1, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for JULY’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		JULY 2013	JULY 2014	JULY 2013	JULY 2014	JULY 2013	JULY 2014
Micro	NANO	2303	905	2052	875	55	50
Compact	INDICA, INDICA VISTA, INDIGO CS	7460	4698	6274	5684	536	122
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	324	243	220	144	33	74
UV1	SUMO	989	1064	1041	1257	62	45
UV2	SAFARI, SUMO GRANDE, MOVUS	656	960	601	902	9	32
UV3	ARIA, XENON	73	197	29	206	3	44
V1	VENTURE	617	75	607	99	0	0
V2	ACE MAGIC, MAGIC IRIS	7299	3435	7230	2976	8	11
N1- A1	ACE, ACE EX, ACE Zip	11230	10492	11659	8889	1239	898
N1- A2	Super ACE, TATA207, XENON, Winger DV	4337	2502	4180	1673	639	943
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	205	355	180	303	7	48
M2- A2	Winger 14 seats, SFC407, CityRide	369	306	392	345	26	44
N2- A1	SFC407, LPT407	1040	937	1453	1052	45	39
N2- A2	SFC709, LPT709	1004	969	354	255	290	190
N2- A3	LPT9109	679	668	299	245	129	151
N2- A4	LPT1109	419	234	1543	948	49	33
M3- A2	LP709, SFC410, LP410	1233	852	1161	871	58	241
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	649	637	717	646	29	3
M3- C2	LPO1512, LPO1612, Starbus, Divo	862	1070	650	502	103	231
N3- A1	LPT1613, LPK1616, SK1613	3555	2392	1853	1492	681	817
N3- B1(a)	LPT2518, LPK2518	2419	2116	2208	2064	204	285
N3- B1(b)	LPT3118	2241	2670	1891	2275	38	17
N3- B2(b)	LPS3518. LPS3015, LPS3516	100	572	173	427	0	2
N3- B2(d)	LPS4018, LPS4023	440	1105	390	1121	27	38
N3- B2(e)	LPS4928	43	78	34	5	7	5

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	199	184	257	186	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.